Exhibit 5: Balance Sheet

	Ch$ millions		US$ millions (1)
	Dec 31-2004	Dec 31-2003	Dec 31-2004	Dec 31-2003	% Change
ASSETS

Cash & equivalents	65,196	53,779	117.0	96.5	21.2%
Other current assets	158,032	151,402	283.5	271.6	4.4%
Total current assets	223,228	205,180	400.5	368.1	8.8%

PP&E, net	301,258	321,650	540.5	577.1	-6.3%
Other assets	67,755	64,834	121.6	116.3	4.5%

TOTAL ASSETS	592,241	591,664	1,062.5	1,061.5	0.1%

LIABILITIES &
STOCKHOLDERS' EQUITY

Short-term debt (2)	41,878	39,755	75.1	71.3	5.3%
Other current liabilities	83,339	84,513	149.5	151.6	-1.4%
Total current liabilities	125,217	124,269	224.6	222.9	0.8%

Long-term debt (2)	93,773	103,718	168.2	186.1	-9.6%
Other long-term liabilities	32,444	38,703	58.2	69.4	-16.2%
Total long-term liabilities	126,216	142,422	226.4	255.5	-11.4%

Minority interest	38,703	39,233	69.4	70.4	-1.3%

Stockholders' equity	302,104	285,741	542.0	512.6	5.7%

TOTAL LIABILITIES &
STOCKHOLDERS' EQUITY	592,241	591,664	1,062.5	1,061.5	0.1%

OTHER FINANCIAL INFORMATION

Cash & equivalents plus
other liquid assets	74,503	68,260	133.7	122.5	9.1%

Total financial debt	135,651	143,474	243.4	257.4	-5.5%

Net debt (3)	61,147	75,214	109.7	134.9	-18.7%

Liquidity ratio	1.78	1.65
Debt / Capitalization	0.29	0.31

(1) Exchange rate: US$1.00 = Ch$557.40
(2) Includes only financial debt
(3) Total financial debt minus cash & equivalents plus other liquid assets